UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant's name into English)

Italy House, Euro Park, Yakum 60972, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 25, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Tal Levitt
	Name:	Tal Levitt
	Title:	Director and Secretary

November 25, 2009

Dear Fellow Shareholder:

Enclosed is a notice inviting you to attend and vote at the Annual General Meeting of Shareholders of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”), scheduled to take place on December 31, 2009.  This notice is accompanied by a proxy statement and proxy card.

At the Annual General Meeting you will be asked to elect eleven directors to the Board of Directors, including two statutory external directors, ratify and approve indemnification for non-executive directors and appoint the Company’s independent auditors, Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global.

Board of Directors Proposals
We are enthusiastic about the progress the Company has made over the past several years, including its dramatic operational and financial turnaround.  The directors are cognizant of the challenges and opportunities ahead and are committed to increasing shareholder value and protecting the interests of the Company and you, its shareholders.

As a shareholder, under Israeli law, it is your right to elect statutory external directors to represent your interests.  After carefully considering the qualifications of several candidates, the Board of Directors is presenting for your consideration two highly qualified candidates, Ms. Irith Hausner and Mr. Yaron Saporta.  Ms. Hausner, an experienced attorney and businesswoman, served as a Taro statutory external director six years ago and was an excellent representative of Taro shareholders.  Her familiarity with the Company will make her a valuable addition to the Board.  Mr. Saporta is a prominent and experienced accountant and internal auditor who works with many private and public companies in Israel and previously worked with the Company as our internal auditor in the early 1990's.  Mr. Saporta brings to our Board a wealth of accounting and financial expertise.

All current directors were re-nominated and one additional non-executive director, Mr. Arye Barak, was nominated to the Board. Mr. Barak has more than 25 years experience in corporate communications counseling, which, combined with his familiarity with the Company as a former statutory external director, make him an asset to the Board.  A brief synopsis of each nominee’s background is provided in the enclosed proxy statement.

Previous Extraordinary Shareholders Meeting
As you may recall, several months ago, we announced our intention to hold a shareholders meeting on September 13, 2009, to consider the election of statutory external directors and ratification and approval of indemnification for non-executive directors.  Unfortunately, the meeting was never held.  Sun Pharmaceutical Industries Ltd. obtained a temporary injunction on the eve of the shareholders meeting, preventing you from voting on the indemnification proposals and, consequently, the statutory external directors.  As described in the proxy statement, the Company is now re-presenting to the shareholders the agenda from the cancelled September 13, 2009 shareholders meeting.

Indemnification Proposals
We are asking you to ratify and approve indemnification for non-executive directors of Taro.  As explained in the enclosed proxy statement, providing indemnification to corporate directors is a standard good governance practice for publicly held companies and allows directors to carry out their duties in good faith, without fear of personal liability.  Under Israeli law, shareholder approval is required for such indemnification.  On several occasions in the past, our shareholders have resoundingly approved indemnification for our directors.  While we believe that those shareholder resolutions are in full force and effect, from an abundance of caution and in light of questions raised by Sun in a recent lawsuit against Taro and its directors (which we believe to be without merit), we are asking you to vote for the ratification and approval of indemnification for non-executive directors, which includes statutory external directors.

Taro Pharmaceutical Industries Ltd.

Proposal to Appoint Independent Auditors and Status of Audit
Finally, after careful deliberation, the Board of Directors is asking that you appoint Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as the Company’s independent auditors.

We continue to work diligently with our auditors to complete the audit of our consolidated 2006 financial statements and our previously announced restatement of 2005 and 2004.  We believe that we are in the final stages of this process.  The issues involved in the audit were discussed at the Company’s shareholders meeting on September 14, 2009.  A copy of the Company’s presentation prepared for the meeting was filed with the SEC on September 14, 2009 and may be accessed at www.sec.gov.

YOUR VOTE IS IMPORTANT

Your Board of Directors unanimously recommends that you vote FOR each of the proposals that will be presented at the December 31, 2009 Annual General Meeting, which involve the election of your Board of Directors, including your statutory external directors, non-executive director indemnification and appointment of the independent auditors.  You may vote in person at the meeting, or by proxy through the Internet, phone or mail by 1:00 a.m. Eastern Standard Time on December 29, 2009.

We would like to thank all of our shareholders, employees and other stakeholders for their continued support, and we look forward to providing future updates on new developments.

On behalf of the Board of Directors,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Haifa Bay, Israel
November 25, 2009

Notice is hereby given that the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on December 31, 2009, at 8:00 a.m. (Israel time), at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel, for the following purposes:

1.	To elect nine directors who are not External Directors (as defined below) to the Company's board of directors (the “Board of Directors”) to serve until the close of the next Annual General Meeting.

2.	a.
To elect Ms. Irith Hausner as a statutory external director (an “External Director”), as defined in the Israeli Companies Law, (5759–1999) (the “Companies Law”), to the Board of Directors for a three-year term.

	b.	To elect Mr. Yaron Saporta as an External Director to the Board of Directors for a three-year term.

3.
To ratify, confirm and approve the Company’s exemption and indemnification undertakings (and to amend and restate the appendix thereto), as well as to confirm and approve the Company’s providing indemnification with respect to the Actions (as defined in the accompanying Proxy Statement) to directors who are not controlling persons (as defined in Section 268 of the Companies Law) and who served, are serving and may in the future serve, the Company, its subsidiaries and/or affiliates (including, Ben Zion Hod and Haim Fanairo, who served until July and August 2009, respectively, as External Directors).

4.	To approve undertakings to exempt from liability and to indemnify new External Directors, upon their election to the Board of Directors.

5.
To appoint Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as the Company’s independent auditors and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

6.	To discuss the current status of the Company's consolidated financial statements for the years ended December 31, 2006, December 31, 2007 and December 31, 2008.

Shareholders of record at the close of business on December 1, 2009, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.  You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders who subsequently revoke their proxies may vote their shares in person.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman of the Board of Directors

2

TARO PHARMACEUTICAL INDUSTRIES LTD.

14 Hakitor Street
Haifa Bay 26110, Israel
_____________________

PROXY STATEMENT
_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value NIS 0.0001 each (the “Ordinary Shares”) and of founders' shares, nominal (par) value NIS 0.00001, of Taro Pharmaceutical Industries Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on December 31, 2009, at 8:00 a.m. (Israel time) at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel.

It is proposed that, at the Meeting, the following matters be considered:

1.	To elect nine directors who are not External Directors (as defined below) to the Company's Board of Directors to serve until the close of the next Annual General Meeting.

2.	a.
To elect Ms. Irith Hausner as a statutory external director (an “External Director”), as defined in the Israeli Companies Law, (5759–1999) (the “Companies Law”), to the Board of Directors for a three-year term.

	b.	To elect Mr. Yaron Saporta as an External Director to the Board of Directors for a three-year term.

3.
To ratify, confirm and approve the Company’s exemption and indemnification undertakings (and to amend and restate the appendix thereto), as well as to confirm and approve the Company’s providing indemnification with respect to the Actions (as defined below) to directors who are not controlling persons (as defined in Section 268 of the Companies Law (“controlling persons”)) and who served, are serving and may in the future serve, the Company, its subsidiaries and/or affiliates (including, Ben Zion Hod and Haim Fanairo, who served until July and August 2009, respectively, as External Directors).

4.	To approve undertakings to exempt from liability and to indemnify new External Directors, upon their election to the Board of Directors.

5.
To appoint Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as the Company’s independent auditors and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

6.	To discuss the current status of the Company’s consolidated financial statements for the years ended December 31, 2006, December 31, 2007 and December 31, 2008.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Proxy votes may also be submitted by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, by submitting votes by telephone or internet at a later date, or by voting in person at the Meeting.

Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Board of Directors of the Company is soliciting proxies for use at the Meeting.

Only shareholders of record at the close of business on December 1, 2009, will be entitled to vote at the Annual General Meeting.  Proxies are being mailed to shareholders on or about December 1, 2009 and will be solicited chiefly by mail; however, certain officers, directors and employees of the Company may solicit proxies by telephone, fax or other personal contact, none of whom will receive additional compensation therefor.  The Company may also retain one or more agents for the purpose of soliciting proxies in connection with the Meeting. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Item 1 – ELECTION OF DIRECTORS

Under the Companies Law and the articles of association of the Company (the “Articles of Association”), the directors of the Company (other than the External Directors) are elected at each Annual General Meeting. The elected directors commence their terms from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under the Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election, as directors of the Company, of the nine nominees named below who shall hold office from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or under the Articles of Association.

The list of nominees, all of whom, except Arye Barak, are currently directors, is as follows:

1.     Arye Barak
2.     Heather Douglas
3.     Micha Friedman
4.     Eric Johnston
5.     Gad Keren
6.     Barrie Levitt
7.     Tal Levitt
8.     Daniel Moros
9.     Myron Strober

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a public company, at which the appointment of a director is to be considered, will not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees, has declared to the Company that he or she complies with the required qualifications under the Companies Law for appointment as a member of the Board of Directors of the Company, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company.  Copies of the declarations of the directors are available for inspection at the offices of the Company.

The following information is supplied with respect to each nominee (who is not an External Director) for election to the Board of Directors and is based upon the records of the Company and information provided to it by the nominees:

Barrie Levitt, M.D. became Chairman of the Board of Directors in 1991.  Dr. Levitt has been a director since 1963.  Dr. Levitt, a cardiologist and pharmacologist, has been involved in pharmacologic research and clinical cardiology since 1963.  From 1974 to 1977, he was Professor of Medicine and Pharmacology and Director of Cardiology and Clinical Pharmacology at New York Medical College.  From 1977 to 1985, he was Clinical Professor of Medicine and Visiting Professor of Pharmacology at the Albert Einstein College of Medicine in New York.  From 1982 to 2000, he was Chairman of the Committee on Clinical Investigations at that institution.  Dr. Levitt is a Fellow of the American College of Cardiology and of the American College of Clinical Pharmacology.  He is a member of the American Society for Pharmacology and Experimental Therapeutics.  In addition, Dr. Levitt served as a consultant to the FDA from 1971 through March 1991, when he resigned in order to increase his involvement in the Company.

Daniel Moros, M.D. was elected to the Board of Directors in 1988 and is currently Vice Chairman.  He oversees the Company’s clinical research program, including the design and conduct of clinical trials.  Dr. Moros has been Associate Professor of Neurology at the Mount Sinai School of Medicine of the City University of New York since 1991 and currently is Associate Clinical Professor at that institution.

Myron Strober, C.P.A. was elected to the Board of Directors in 2002 and serves as the chairman of the Company’s audit committee (the “Audit Committee”).  A Certified Public Accountant in the United States, Mr. Strober was an audit partner of Ernst & Young, New York, from 1969 to 1990.  Since his retirement in 1990, Mr. Strober has been actively involved as a financial consultant to a number of organizations.  He was a financial consultant to the Company from 1993 to 2002 and previously served on the Company’s advisory board.

Arye Barak served on the Board of Directors as an External Director during the years 1998-2002.  Mr. Barak is a partner in a public relations firm in Tel Aviv which he helped found in 1990.  From the years 1988 to 1990, Mr. Barak was a consultant in marketing and public relations, primarily in Israel.  From the years 1982 to 1988, Mr. Barak was Director of Marketing at CBS Records Israel.

Heather Douglas, Esq. was elected to the Board of Directors in 1998.  Ms. Douglas is a partner with the Canadian law firm of Borden Ladner Gervais LLP.  Ms. Douglas specializes in government finance and is responsible for the firm’s public-private partnerships initiative in Eastern Canada.

Prof. Micha Friedman, Ph.D. was elected to the Board of Directors in 2002 and is currently a Professor at the School of Pharmacy of the Hebrew University of Jerusalem in Israel.  He has served as Dean of the School of Pharmacy of the Hebrew University and has published numerous articles both in Israel and internationally.  He is also a member of many professional pharmaceutical societies.

Eric Johnston, Esq. was elected to the Board of Directors in 1984 and is currently an attorney in Ottawa and formerly served as a consultant to the Canadian law firm of Perley-Robertson, Hill and McDougall LLP.  From 1974 to 1998, Mr. Johnston served as Deputy Regional Solicitor of The Regional Municipality of Ottawa-Carleton, Ontario, Canada and from 1998 to 2001 as Regional Solicitor and Counsel.

Prof. Gad Keren, M.D. served on the Board of Directors from 1991 to 2000 and was re-elected in 2001.  Dr. Keren is currently Chairman of the Cardiology Department at the Tel Aviv Medical Center, where he was named Professor of Cardiology in 1995, and he has been President of the Israel Cardiology Society since 1991.  Dr. Keren was a research fellow at the National Institutes of Health in Washington, D.C. from 1989 to 1990.  Dr. Keren also acts as a consultant to the Taro Research Institute Ltd.

Tal Levitt, Esq. was elected to the Board of Directors in 1998 and currently serves as the Company’s Secretary.  Ms. Levitt joined the Company in 1995 as Associate Counsel and currently serves as Senior Vice President, Corporate Affairs of the Company’s U.S. affiliate, Taro Pharmaceuticals U.S.A., Inc.  She previously worked as a corporate attorney at a New York law firm from 1994 to 1995.

PROPOSED RESOLUTION

The Board of Directors will present the following Resolution at the Annual General Meeting:

 “RESOLVED, that Arye Barak, Heather Douglas, Micha Friedman, Eric Johnston, Gad Keren, Barrie Levitt, Tal Levitt, Daniel Moros and Myron Strober be, and are hereby elected to serve as directors of the Company until the close of the next Annual General Meeting of Shareholders.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 1 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.

Item 2 – ELECTION OF EXTERNAL DIRECTORS

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election, as External Directors of the Company, of the two nominees named below who shall hold office for a three-year term, unless their service is earlier terminated under any applicable law or the Articles of Association.

The list of nominees is as follows:

a.       Ms. Irith Hausner

b.       Mr. Yaron Saporta

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares, inter alia, are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public are required to have at least two External Directors.

The Companies Law further provides that a person may not be elected as an External Director if the person or the person’s relative, partner, employer, anyone to whom the person is subordinate, directly or indirectly, or any entity under the person’s control has, as of the date of the person’s election to serve as an External Director, or had, during the two years preceding that date, any affiliation (as defined below) with:

(i)	the company;

(ii)	any entity controlling the company as of the date of the election; or

(iii)	any entity controlled by the company or under common control with the company as of the date of the election or during the two years preceding that date.

The term “affiliation” includes an employment relationship, a commercial or professional relationship maintained on a regular basis or control of the Company, as well as service as an office holder (as defined below).  Under the Companies Law, “relative” is defined as a spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above.

The Companies Law defines the term “office holder” as a director, general manager, chief business manager, deputy general manager, vice-general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and any manager that reports directly to the general manager.

The Companies Law further provides that no person can serve as an External Director if the person’s other positions or businesses create, or may create, a conflict of interest with the person’s responsibilities as an External Director or may otherwise interfere with the person’s ability to serve as an External Director.

Until the lapse of two years from the time in which the External Director serves as such, a company may not engage an External Director to serve as an office holder and cannot employ or receive professional services from such former External Director for consideration, either directly or indirectly, including through a corporation controlled by such former External Director.

A person shall be qualified to serve as an External Director only if he or she possesses accounting and financial expertise or professional competence.  At least one External Director must possess accounting and financial expertise.  Under the regulations of the Companies Law, a director has “financial and accounting expertise” if, inter alia, he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. A director has “professional competence” under such regulation if, inter alia, he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in, or completion of, other higher learning, each in an area relevant to the company’s business, or has at least an aggregate of five years’ experience in a senior position in any one or any combination of the following: (a) the business management of a corporation with a substantial scope of business; (b) public office or public service; or (c) the field of the company’s business.

The Companies Law also provides that a shareholders’ general meeting at which the appointment of an External Director is to be considered will not be called unless the nominee has declared to the company that he or she complies with the qualifications for appointment as an External Director.  Each proposed nominee has declared to the Company that such nominee possesses the qualifications and complies with the requirements for appointment as an External Director under the Companies Law, that such nominee is capable of dedicating the appropriate amount of time for the performance of such nominee’s role as an External Director of the Company considering, inter alia, the Company’s size and special needs and such nominee has agreed to stand for election.  Copies of the declarations of the External Directors are available for inspection at the offices of the Company.

The initial term of an External Director is three years and may be extended for an additional three-year term.  An External Director may be removed from office only by the same percentage of votes as is required for election or by a court, if the External Director ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company.  Each committee of a company’s board of directors, that is empowered to exercise one of the functions of the board of directors, is required to include at least one External Director, except for the Audit Committee, which is required to include all the External Directors.

Each External Director has agreed to receive remuneration in accordance with Section 5(f) of the Companies Regulations (Easements to Public Companies which Shares are Listed for Trading in a Stock Exchange Outside of Israel), 5760-2000 as applied to Sections 4 and 5 of Companies Regulations (Rules Regarding Remuneration and Expenses of External Directors), 5760-2000 (“Remuneration Rules”) and as approved by the Company’s Audit Committee and Board of Directors pursuant to Section 7a of the Remuneration Rules.  In accordance with the foregoing, each External Director will receive an annual fee of NIS 115,400 and a fee of up to NIS 3,470 per meeting attended, which amounts are linked to the Israeli consumer price index.  Under such regulations, the External Directors’ remuneration must be fixed and agreed upon with the company prior to the acceptance of the nomination.

Each of Ms. Irith Hausner and Mr. Yaron Saporta, if elected, will serve a three-year term commencing upon their election to the Board of Directors.

Irith Hausner, LL.B. served on the Company’s Board of Directors as an External Director during the years 1998–2003.  Ms. Hausner is an attorney and has served as Manager of the Marine and Aviation Department of Phoenix Insurance Co. Ltd. (“Phoenix”) since 1993 and prior thereto, as Claims Manager in the Marine Department of Phoenix from 1983–1993.  Her experience includes six years of private law practice from 1978–1983.  Ms. Hausner holds a Bachelor of Laws (LL.B.) degree from Tel Aviv University (1978).

Yaron Saporta, C.P.A. (Israel), an accountant, is the managing partner of his accounting firm, Saporta, Penn & Co. In addition, he currently serves as an internal auditor for six corporations, three of which are public companies.  His accounting and internal audit experience includes private and public companies, as well as government ministries.  He served as the Company’s internal auditor in the early 1990’s.  Mr. Saporta holds a Bachelor Degree in Accounting and Economics from the Tel Aviv University (1984), a LL.M. from Bar-Ilan University (2005), and is a certified internal auditor (international) by the US Institute of Internal Auditors (1996).

The Board of Directors has reviewed Ms. Hausner’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, and has determined that she has professional competence.

The Board of Directors has reviewed Mr. Saporta’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, and has determined that Mr. Saporta has expertise in finance and accounting.

PROPOSED RESOLUTIONS

The Board of Directors will present the following Resolutions at the Annual General Meeting of Shareholders:

Resolution 2a

"RESOLVED, to appoint Ms. Irith Hausner as an External Director of the Company for a term of three-years, commencing upon her election to the Board of Directors.”

Resolution 2b

"RESOLVED, to appoint Mr. Yaron Saporta as an External Director of the Company for a term of three-years, commencing upon his election to the Board of Directors.”

VOTE REQUIRED

In order to elect, under Items 2a and 2b of this Proxy Statement, Ms. Irith Hausner and Mr. Yaron Saporta, respectively, each to a three-year term as an External Director, the required vote, in each case, is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the election of such nominee does not exceed one percent (1%) of the Company’s voting rights.

Section 1 of the Securities Law, 5728-1968 (the “Securities Law”) defines "control" as "the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he or she holds half or more of a certain type of means of control of the corporation" and “means of control” in Section 1 of the Securities Law is defined as "any one of the following: (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.”

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Items 2a and 2b.

Dr. Barrie Levitt (a director and Chairman of the Board of the Company), his daughter, Tal Levitt (a director and Secretary of the Company) and Dr. Daniel Moros (a director and Vice Chairman of the Company and a first cousin of Dr. Levitt) (collectively, the “executive directors”) have indicated to the Company that they do not believe that they are controlling shareholders.

Given the important role played by the External Directors under the Companies Law, the validity of their elections must be unquestioned.  Accordingly, without derogating from the foregoing or in any manner admitting that they are controlling shareholders, the executive directors have advised the Company, solely for purposes of this Meeting, not to count shares owned and controlled by them (or by entities under their control) as part of the votes of the non-controlling shareholders for purposes of Items 2a and 2b.

As a result of the executive directors so advising the Company not to count their shares as part of the non-controlling shareholders, the Board of Directors reminds the shareholders that it is particularly important that they vote at the Meeting.

The Board of Directors also reminds the shareholders of their duty under the Companies Law to act fairly and in good faith towards the Company, including, inter alia, in voting shares of the Company at this Meeting.

The Board of Directors has determined that Ms. Irith Hausner and Mr. Yaron Saporta are fully qualified to serve as External Directors.  Accordingly, the Board of Directors unanimously recommends a vote FOR the election of Ms. Irith Hausner (Item 2a) and Mr. Yaron Saporta (Item 2b) as External Directors.

Item 3 – RATIFICATION, CONFIRMATION AND APPROVAL OF EXEMPTION AND
INDEMNIFICATION UNDERTAKINGS AND AMENDMENT AND RESTATEMENT OF
THE APPENDIX THERETO, AS WELL AS CONFIRMATION AND APPROVAL OF
INDEMNIFICATION WITH RESPECT TO THE ACTIONS (AS DEFINED BELOW)

In a lawsuit filed against the Company and its directors in the District Court of Tel-Aviv (the “Court”) in May of this year (the “Action”) by subsidiaries of Sun Pharmaceutical Industries Ltd. ("Sun"), Sun asked the Court, inter alia, to declare that the resolutions approved by the shareholders of the Company at the September 8, 2005 Annual General Meeting to indemnify its officers and directors (the “2005 Resolution”), are void and ineffective.

In October 2009, the Company and its directors filed a detailed response to the Action, which response was supported by affidavits and an expert opinion.

The Company and its directors believe that the Action is without merit and that the 2005 Resolution was duly adopted and is fully valid and binding on the Company.  The Company and its directors also believe that the scope of the Company’s undertaking to indemnify its directors and other office holders pursuant to the 2005 Resolution as reflected in the Exemption and Indemnification Agreement entered into with Company directors and other office holders pursuant to the 2005 Resolution (the “Agreement”) encompasses any purported or alleged liability of the directors under the Action and another lawsuit filed by Sun in the New York State Supreme Court (the “New York Action”) in June 2008 with respect to the merger agreement with Sun that was terminated by the Company (the New York Action and the Action, collectively the “Actions”).

Indemnification of directors of publicly held companies is extremely important, because it enables directors to fulfil their duties toward the company without fear of personal liability for actions that they take in good faith, on behalf of the company.  Therefore, it is proposed, for the avoidance of doubt and for the sake of good order, to give the greatest possible certainty to directors who are not controlling persons (including the new directors (External and non-External)) as to their indemnification rights and, inter alia, in order to avoid unnecessary expenses that may otherwise be required to be expended in the course of the Actions, to ratify, confirm and approve the Company’s undertaking to exempt from liability and to indemnify the persons who are not controlling persons and who have served (including, inter alia, Messrs. Ben Zion Hod and Haim Fanairo, the Company’s External Directors whose terms of office expired in July and August of 2009 and, for the avoidance of doubt, not including the executive directors) and are serving (currently and from time to time in the future, including Mr. Barak) the Company, its subsidiaries and affiliates, as directors pursuant to the

Agreement, in the original form thereof, which is attached as Exhibit 1 to this Proxy Statement.  In addition, the Company believes that adoption of the resolutions set forth below is in the best interests of the Company and its shareholders in order to attract and maintain highly qualified individuals, including the new directors (External and non-External), to serve as directors of the Company.

Pursuant to the Agreement, the Company obligated itself, inter alia, to indemnify each of the directors and other office holders against all monetary obligations imposed and all reasonable litigation expenses incurred as a consequence of any act or omission in such person’s capacity as director or other office holder of the Company or of its subsidiaries or affiliates, provided that with respect to monetary obligations imposed, they are imposed with respect to events which, in the opinion of the Board of Directors, are to be expected in light of the Company’s actual activities and that the Company’s aggregate obligations with respect thereto do not exceed a fixed sum deemed by the Board of Directors to be reasonable in the circumstances, all as set forth in the Agreement attached to this Proxy Statement as Exhibit 1 and subject to law.

As discussed above, Section 260 of the Companies Law provides that the events as to which the Company may provide an undertaking to indemnify (such as the Agreement) must be those events which, in the opinion of the Board of Directors, are to be expected in light of the Company’s actual activities.  Accordingly, the Company believes that it is appropriate periodically to update the events set forth in Appendix A to the Agreement.  No change in the overall aggregate limitation on the indemnification to be provided by the Company under an Agreement (which is also set forth in Appendix A) is proposed to be made.  A copy of the updated Appendix A is attached to this Proxy Statement as Exhibit 2.  The Company’s obligation to indemnify in advance as to monetary obligations that may be imposed on a director is limited to the events, and to the monetary limitation, set forth in Exhibit 2.  The Company and the directors are of the view that both the current Appendix A set forth in Exhibit 1 hereto and the updated Appendix A set forth in Exhibit 2 hereto encompass the Actions including, inter alia, allegations made by Sun in the Action with respect to the delay in the preparation of the Company’s annual audited financial statements for the years 2006, 2007 and 2008.

The Company believes that adoption of the resolutions set forth in this Item 3 is in keeping with the purpose and intent of the 2005 Resolution which approved indemnification of the officers and directors of the Company “to the maximum extent permitted by the Companies Law, as amended from time to time and the Company’s Articles of Association, as amended from time to time…”.

For the avoidance of doubt and for the sake of good order, nothing in any of the following resolutions, whether or not adopted by the shareholders, or in any Company undertaking to exempt from liability and indemnify any director or other office holder: (a) diminishes or derogates or shall diminish or derogate in any manner whatsoever from any right, claim, defense, demand and/or complaint of the Company and/or its directors or other office holders; and/or (b) shall be deemed to waive and/or limit any right, claim, defense or complaint as aforesaid and/or constitute an admission and/or deemed admission on the part of the Company and/or its directors or other office holders; and/or (c) shall derogate in any way from any previous undertaking to exempt from liability and to indemnify given by the Company to any director or other office holder, including, inter alia, any agreement, which shall continue in full force and effect with respect to such person, provided that the total amount of indemnification granted to such person under the Agreement and all previous Company undertakings to indemnify such person, shall not exceed the indemnification amount stated in Appendix A to the Agreement set forth as Exhibit 1 (which is identical to the amounts set forth in Exhibits 2 and 3) to this Proxy Statement.

On September 1, 2009, Sun filed another lawsuit in the Court (the “New Action”), against the Company and its directors, which included Templeton Asset Management Ltd. as a respondent, seeking, inter alia, to enjoin, the discussion of and vote on the proposed resolutions numbered 2 and 3 on the agenda of the extraordinary general meeting of shareholders that was called for September 13, 2009, regarding granting the future External Directors and the directors who are not controlling persons, exemption and indemnification, until 21 days after the Company shall have made available to Sun for its review certain documents, including minutes of the meetings of the Company's Board of Directors and of committees of the Board of Directors (including the Audit Committee) in which the resolutions regarding exemption and indemnification were discussed and/or approved. In addition, Sun requested an order declaring that any resolution that will be adopted granting those directors who are not controlling persons exemption and indemnification, to the extent such resolution is adopted without providing the required information and documents to the Company’s shareholders in order to adopt the resolution, shall be null and void.

Furthermore, Sun requested the Court, inter alia, to issue an order declaring that any resolution to approve or ratify indemnification to directors be null and void, since the Articles of Association do not permit the indemnification of the Company’s office holders, and to declare that exemption and indemnification to directors who are not controlling persons cannot be granted without a resolution adopted at a shareholders' general meeting in accordance with the conditions, including the required shareholder majority vote, set forth in Section 275(a)(3) of the Companies Law.

As part of the New Action, Sun filed with the Court a motion for a temporary injunction. On September 10, 2009, the Court partially accepted Sun's motion for a temporary injunction and issued a temporary injunction, ordering the Company not to discuss, at the extraordinary general meeting of shareholders called for September 13, 2009, proposed resolutions numbered 2 and 3 on the agenda regarding granting the Company’s directors exemption and indemnification until 21 days from the date the Company shall have made available to Sun for its review certain documents, as described in the Court order.

On October 18, 2009, the Company and its directors filed with the Supreme Court a motion for leave to appeal the said temporary injunction of the Court.

Without derogating from said motion for leave to appeal, the Company made available to Sun for its review the documents which were the subject of the Court's temporary injunction in the New Action, in compliance with the Court's order.

The Company and its directors believe that the New Action is without merit and that if the shareholders will approve the following resolutions at the Meeting, such resolutions will be duly adopted and fully valid and binding on the Company.

PROPOSED RESOLUTIONS

Pursuant to and following Audit Committee and Board of Directors’ approval and authorization, as required by the Companies Law, the following resolutions will be presented at the Meeting:

“RESOLVED, to: (a) ratify, confirm and approve the Company’s undertaking to exempt from liability and to indemnify persons who are not controlling persons who served and are serving, currently and from time to time in the future, as directors of the Company, its subsidiaries and affiliates (including, inter alia, Mr. Ben Zion Hod and Mr. Haim Fanairo who served until July and August 2009, respectively, as External Directors), pursuant to the Exemption and Indemnification Agreement entered into pursuant to the resolution adopted by the Shareholders on September 8, 2005, the original form of which is attached to the proxy statement for this Meeting as Exhibit 1 (the “Agreement”); and (b) amend and restate Appendix “A” to the Agreement to read in its entirety as set forth in Exhibit 2 to the proxy statement for this Meeting;

for the avoidance of doubt, the Company’s obligation to indemnify in advance as to monetary obligations that may be imposed on a director is limited to the events, and to the monetary limitation, set forth in Exhibit 2.

AND BE IT FURTHER RESOLVED, for the avoidance of doubt, that the Company’s undertaking to exempt from liability and to indemnify the Company’s directors pursuant to the above resolution shall include indemnification with respect to all monetary obligations that may be imposed and/or reasonable expenses to be incurred, and the Company shall hereby provide indemnification with respect to all reasonable expenses incurred, on account of, or related to, the Actions, as defined in the proxy statement for this Meeting.”

VOTE REQUIRED

In order to approve, under Item 3 of this Proxy Statement, the ratification, confirmation and approval of the Company’s exemption and indemnification undertakings (and amendment and restatement of the appendix thereto), as well as confirmation and approval of indemnification with respect to the Actions (as defined above) to directors identified above, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.

For the reasons set out above, the Board of Directors unanimously recommends a vote FOR Item 3 above.

Item 4 – APPROVAL OF UNDERTAKING TO EXEMPT
FROM LIABILITY AND TO INDEMNIFY NEW EXTERNAL
DIRECTORS, UPON THEIR ELECTION AS EXTERNAL DIRECTORS

The form of Exemption and Indemnification Agreement to be entered into with Mr. Yaron Saporta and Ms. Irith Hausner, upon their election as External Directors of the Company, attached as Exhibit 3 to this Proxy Statement, consists of the form of Agreement attached to this Proxy Statement as Exhibit 1 (without the original Appendix A thereto) and Exhibit 2, representing the amended and restated Appendix A.

PROPOSED RESOLUTION

Pursuant to and following Audit Committee and Board of Directors’ approval and authorization, as required by the Companies Law, the following resolution will be presented to the meeting:

“RESOLVED, that the Company undertake to exempt from liability and to indemnify new External Directors, in accordance with the form of Exemption and Indemnification Agreement attached as Exhibit 3 to the proxy statement for this Meeting, upon their election as External Directors of the Company;

for the avoidance of doubt, the Company’s obligation to indemnify in advance as to monetary obligations that may be imposed on a new External Director, is limited to the events, and to the monetary limitation, set forth in Appendix A to Exhibit 3.”

VOTE REQUIRED

In order to approve, under Item 4 of this Proxy Statement, the undertakings to exempt from liability and to indemnify the External Directors, the required vote, is a majority of the votes cast at the Meeting, whether in person or by proxy.

For the reasons set out above, the Board of Directors unanimously recommends a vote FOR Item 4 above.

Item 5 – APPOINTMENT OF INDEPENDENT AUDITORS

Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, has been nominated and approved by the Board of Directors and the Audit Committee for appointment as the Company's independent auditors until the close of the annual general meeting of the shareholders of the Company that follows the Annual General Meeting.  The shareholders at the Annual General Meeting are requested to approve such auditors’ nomination and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

The Board of Directors will present the following Resolution:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, be and hereby are appointed as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 5 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.

Item 6 - FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEARS ENDED
 DECEMBER 31, 2006, DECEMBER 31, 2007 AND DECEMBER 31, 2008

As of the date of this Notice and Proxy Statement, the Company has not yet received the audited consolidated financial statements for the years ended December 31, 2006, December 31, 2007 and December 31, 2008, from its independent auditors.

When the Company receives the audited consolidated financial statements from its independent auditors and completes its filing of its Annual Reports on Form 20-F with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2006, December 31, 2007 and December 31, 2008, the Annual Reports on Form 20-F, which include the consolidated financial statements, will be available for shareholder review on the SEC’s website and at www.taro.com.  In addition, said consolidated financial statements will be presented to the shareholders at a General Meeting in accordance with the Companies Law and the Articles of Association.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman of the Board of Directors

Dated:  November 25, 2009

EXHIBIT 1

Exemption and Indemnification Agreement

Date:

To:

Whereas:
It is in the best interest of Taro Pharmaceutical Industries Ltd. (the “Company”) to attract and retain the most capable and talented persons as directors, officers and/or employees and to provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

Whereas:
You are or have been appointed a director, officer and/or employee of the Company or a Subsidiary (as defined below), and in order to ensure your continuing service with the Company or a Subsidiary, as applicable, in the most effective manner, the Company desires to provide for your exemption and indemnification to the fullest extent permitted by law and subject to the terms hereof,

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Exemption

1.1
Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability for any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

1.2	This exemption shall not be valid to the extent that:

	1.2.1	You receive payment under an insurance policy with respect to such breach; or

	1.2.2	You receive indemnification pursuant to the provisions of this Agreement.

2.	Indemnification

2.1
Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 below, imposed on or incurred by you in consequence of an act or omission to act in your capacity as director, officer and/or employee of the Company (“Indemnifiable Liabilities”), provided that the Company’s undertaking with respect to obligations specified in Section 2.1.1 below shall be limited to the types of events and the amount specified in Appendix “A” hereto.

	2.1.1	Any monetary obligation imposed on or incurred by you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

Exhibit 1 - Page 2

2.1.2
All reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of criminal intent; and

2.1.3
All reasonable litigation expenses, including  professional legal fees, incurred by you due to an investigation or a proceeding instituted against you by an authority competent to administer such an investigation or proceeding that was “finalized without the filing of an indictment” (as defined in the Companies Law – 1999) against you “without any financial obligation imposed in lieu of criminal proceedings” (as defined in the Companies Law – 1999), or an investigation or proceeding that was finalized “without the filing of an indictment” against you with a “financial obligation imposed in lieu of criminal proceedings” of an offence which does not require proof of criminal intent.

The above shall also apply to any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 above imposed on you in consequence of your service as a director, officer or employee of a subsidiary of the company (as defined in the Securities Law - 1968) (“Subsidiary”) or in consequence of your service as director in an affiliated company (“Chevra Mesunefet”) (as defined in the Securities Law - 1968) (“Affiliate”)

2.2	The Company will not indemnify you for any Indemnifiable Liabilities to the extent that you receive payment under an insurance policy or another indemnification agreement.

2.3
If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you (“Legal Proceedings”), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings.

2.4
If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company upon the Company’s first request, and in accordance with the payment terms the Company determines.

2.5	Notices and Defence Against Suits

2.5.1
You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

2.5.2
The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

	2.5.3	You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the

Exhibit 1 - Page 3

execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto.

	2.5.4	If the Company has notified you that it shall assume your defence with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

	2.5.5	The Company shall have the right to settle or refer to arbitration any or all Legal Proceedings.

2.5.6
Notwithstanding the aforesaid, the Company shall not have the right to settle without your prior written consent, which consent shall not be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

2.5.7
The Company will have no liability or obligation to indemnify you if you enter into a settlement or initiation of arbitration proceedings without the Company’s prior written consent, which consent shall not be unreasonably withheld.

2.6
The Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1, 2.1.2 and 2.1.3 above, without limitation to the types of events and the amount specified in Appendix “A”.

2.7	Validity

2.7.1
The Company’s obligations hereunder will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your action or omission to act during your office/employment.

2.7.2
The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

2.8	This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours,

Taro Pharmaceutical Industries Ltd.

By:
Name:
Title:

Accepted and agreed to as of the date first written above:

Name:
Title:

Exhibit 1 - Page 4

APPENDIX “A”

1.	The Company’s obligation to indemnify you is limited to the following:

1.1	Actions in connection with the management of the Company’s, its Subsidiaries and/or Affiliates’ affairs, in the ordinary course of business.

1.2
Matters connected with the financing of or investments by the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as a director officer and/or employee thereof, whether before or after the investment is made;

1.3	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

1.4	Actions in connection with the sale or proposed sale of the operations and/or business and/or assets, or part thereof, of the Company, a Subsidiary and/or an Affiliate thereof;

1.5
Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof, and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers;

1.6	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not.

1.7	Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates.

2.	The total amount of indemnification for each case (including all matters connected therewith), shall not exceed US$10,000,000 (in addition to any amounts paid under an insurance coverage).

EXHIBIT 2

Appendix “A” (Updated)

1.	The Company’s obligation to indemnify you is limited to the following:

	1.1.	Actions in connection with the management of the Company's, its Subsidiaries' and/or Affiliates' affairs, in the ordinary course of business;

1.2.
Matters connected with the financing of or investments by the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as a director, officer and/or employee thereof, whether before or after the investment is made;

	1.3.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

	1.4.	Actions in connection with the sale or proposed sale of the operations and/or business and/or assets, or part thereof, of the Company, a Subsidiary and/or an Affiliate thereof;

1.5.
Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof, and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers;

	1.6.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not;

	1.7.	Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates;

1.8.
Actions in the areas of research and development, manufacture, quality control, storage, logistics, license, labeling, marketing, distribution and sale of products, including existing and potential generic and brand name pharmaceutical products, of the Company, a Subsidiary and/or an Affiliate thereof, including clinical trials and other clinical testing, applications and reports to, and other interface with, all federal, state, local and other regulatory authorities, whether within, or outside of, the United States, including the United States Food and Drug Administration and the United States Drug Enforcement Administration (“the Health Regulatory Authorities”), in connection with same;

1.9.
Actions in the areas of product liability, other personal and/or bodily injury and/or property damage to business or personal property through any act attributed to the Company, a Subsidiary and/or an Affiliate thereof, or their respective directors, other officeholders, employees, agents or other persons acting or allegedly acting on behalf of any of the foregoing, including with respect to products not manufactured but

Exhibit 2 - Page 2

distributed, marketed or sold by the Company, a Subsidiary and/or an Affiliate thereof;

1.10.
Actions with respect to any attribute of a product, including the dosage form, strength, route of administration, quality, performance characteristics and intended use of the pharmaceutical drug and cosmetic products (including any ingredients thereof), and/or quality, performance characteristics and intended use of medical devices, of the Company, a Subsidiary or an Affiliate thereof, whether before or after approval of such products by the Health Regulatory Authorities;

1.11.
Actions relating to any agreement, arrangement or transaction, including, without limitation, sales, licenses, transfers, purchases of, and/or undertakings with respect to, assets, rights, obligations, operating functions and securities, between any person, including any customer, supplier, contractor, shareholder, partner and/or investor, and the Company, a Subsidiary and/or an Affiliate thereof, including relating to the negotiation and/or performance and/or termination of such agreement, arrangement or transaction, all actions and documentation ancillary thereto, representations or inducements provided in connection therewith or otherwise as well as compliance with same;

1.12.
Actions relating to any loan, credit, bond and other finance agreements and indentures, whether secured or unsecured, and whether the indebtedness thereunder is publicly or privately held, to which the Company and a Subsidiary and/or an Affiliate thereof are parties, including compliance with financial, reporting and other covenants and provisions thereof;

1.13.
Actions in the areas of regulatory and governmental licenses, permits, grants, authorizations and requirements in any jurisdiction affecting the Company, a Subsidiary and/or an Affiliate thereof, including with respect to the areas of environment, competition, industrial safety, import, export, health and privacy, as well as Israeli Investment Centre and Office of Chief Scientist grants and incentives and those of any other private or governmental investment granting organization;

1.14.
Actions in the area of the offering of debt and/or equity securities by the Company and/or a shareholder to the public and/or to private investors or the offer by the Company or a third party to purchase debt and/or equity securities from the public and/or from private investors or other holders pursuant to prospectuses, agreements, notices, reports, tenders and/or other actions or proceedings, including recapitalizations, the issuance of bonus shares and other actions related to the capital of the Company;

1.15.
Actions pertaining to the Company’s status as a public company and to its securities being publicly traded, whether or not such securities are listed for, or have been delisted from, trading on a stock exchange, including in connection with reporting and disclosure requirements, including with respect to providing guidance regarding future performance;

1.16.
Actions in connection with financial statements of the Company and/or its Subsidiaries and/or an Affiliate thereof, whether consolidated or unconsolidated, audited and unaudited, restated or not restated, external and internal financial reports and reporting systems and

Exhibit 2 - Page 3

accounting and audit policies, including the preparation and/or approval and/or signature and/or presentation of such financial statements and/or reports to the General Meeting of the Company and/or to stock exchanges on which the Company’s securities are listed and/or to government agencies, including the United States Securities and Exchange Commission and/or the Israeli Securities Authority;

1.17.
Actions with respect to financial and accounting controls of the Company and/or its Subsidiaries and/or an Affiliate thereof, including significant deficiencies and/or material weaknesses in, and/or failure to maintain adequate, internal accounting controls, including internal controls over financial reporting;

1.18.
Actions in connection with any non-disclosure and/or failure to disclose or file any type of information within the period prescribed therefor by law, the Company’s Articles of Association or otherwise and/or any misstatement or misrepresentation of fact (whether contained in any representation, opinion, prospectus, financial statement, filing and/or notice) to any third party, including income tax, value added tax, social security, national insurance, local, municipal, environmental protection and/or securities authorities, insurers, the Israeli tax authorities, the Israeli Investment Centre and Office of the Chief Scientist, the Israeli Registrar of Companies, any stock exchange on which the Company’s securities are registered, the Company’s security holders and any other governmental entities or other institutions, including with respect to adverse event reporting requirements;

1.19.
Actions in connection with intellectual property of, or licensed by or to, the Company, a Subsidiary or an Affiliate thereof, including assertion of rights, registration or other protection thereof, licensing, distribution and research and development with respect thereto, including all patent and trade mark office prosecutions and other administrative and legal proceedings in connection with same;

1.20.
Actions in connection with infringement and/or invalidity of intellectual property rights, whether of the Company, a Subsidiary or an Affiliate thereof or of others, including correspondence and other actions in connection therewith and all patent and trademark office oppositions and other administrative and legal proceedings in connection with same, including vis-à-vis counterfeiting of products;

1.21.
Actions in connection with risk management with respect to the Company, its Subsidiaries and/or Affiliates, including in connection with negotiation of, and application for, insurance policies of all kinds, self-insurance and other interest, currency and/or credit default swap and other hedging transactions, including instances of under-or over-insurance and/or insurer denial and/or limitation of insurance coverage;

1.22.
Actions in connection with the investments of funds of the Company, a Subsidiary or an Affiliate thereof and/or of pension, profit sharing, provident (kupat gemel), deferred compensation, severance or study funds (keren hishtalmut) or other funds for the benefit of the employees of any of the Company, a Subsidiary and/or an Affiliate thereof;

1.23.
Actions in connection with expressions, statements and decisions made, and/or resolutions adopted, by directors and other office holders of the Company, a Subsidiary and/or an Affiliate thereof in their capacity as

Exhibit 2 - Page 4

such, including within the context of meetings of the board of directors and of any of its committees or management meetings, and claims with respect to the effect of such statements, decisions and/or resolutions, including claims for libel and/or slander and/or claims to invalidate any such decisions and/or resolutions;

1.24.
Actions in connection with the use, discharge, release or disposal by the Company, a Subsidiary and/or an Affiliate thereof, or by any employee, agent, contractor or other person acting, or allegedly acting, on behalf of any of the foregoing, of hazardous and other materials (including noise) that, and/or have the potential to, harm the environment and/or to pose a danger to public health and/or constitute any kind of nuisance, whether any such harm, danger or nuisance is immediate or long-term, including all administrative and legal proceedings in connection with same;

1.25.
Actions in connection with the payment of taxes, customs duties, social security, national insurance and similar mandatory payments (collectively, “Taxes”) by, or on behalf of, the Company, a Subsidiary and/or an Affiliate thereof, including the withholding and collection from third parties, including suppliers, employees, contractors, consultants or freelancers, of the amount of Taxes required to be withheld or collected therefrom and the payment of same to the proper governmental entity, including the Israeli Tax authorities and the United States Internal Revenue Service;

1.26.
Actions in connection with the transfer, sale, acquisition or leasing of assets by, or on behalf of, the Company, a Subsidiary and/or an Affiliate thereof, including real property and/or any and all rights therein, and all matters relating to the planning, construction, renovation and/or maintenance thereof, including obtaining and maintaining applicable approvals and permits;

1.27.
Actions affecting the Company, a Subsidiary and/or an Affiliate thereof in the areas of restrictive trade practices, anti-trust, mergers, acquisitions, competition, including all administrative and legal proceedings regarding same;

1.28.
Actions surrounding the loss by the Company, a Subsidiary and/or an Affiliate thereof of, or delays in benefiting from any, acquisition synergies, concessions, brands, exclusivity rights, manufacturing, distribution and/or marketing rights, including failure to meet deadlines with respect to the marketing of products so as to establish or maintain marketing exclusivity for such product and the closing down of any portion of the business and/or operations of the Company, a Subsidiary and/or an Affiliate thereof;

1.29.
Actions surrounding the political, economic and security conditions in Israel as such may affect the Company’s principal offices and significant manufacturing and research and development facilities, including the possibility of terrorist or hostile military action that materially harms the business of the Company, a Subsidiary and/or an Affiliate thereof;

1.30.	Actions in connection with the Memorandum and/or Articles of Association of the Company, a Subsidiary and/or an Affiliate thereof;

Exhibit 2 - Page 5

	1.31.	Actions in connection with distributions, as defined in the Israeli Companies Law, 5759-1999 (“the Companies Law”), of the Company, a Subsidiary and/or an Affiliate thereof;

1.32.
Actions taken by the board of directors with respect to tender offers, including special purchase offers, as defined under the Companies Law, to shareholders of the Company, including with respect to opinions given by the board of directors, and/or opinions the board of directors abstains from providing, pursuant to the Companies Law;

1.33.
Actions, claims and proceedings, including class actions brought with respect to any of the foregoing events in this paragraph 1 above, whether or not such actions, claims and proceedings are covered by insurance, including all pending actions, claims and proceedings to which the Company, a Subsidiary and/or an Affiliate thereof is a party and to which you are a party or to which you become a party;

1.34.
Any and all references in this paragraph 1 above to (a) “Actions” or “actions” shall be construed to include omissions and/or oral and/or written statements (whether such actions and/or statements (and/or omissions) occur within, and/or outside of, Israel); (b) “Actions” or “actions” taken by the board of directors of the Company shall be construed to include “Actions” or “actions” taken by any committee thereof;  and (c) “includes” or “including” shall be construed as “includes without limitation” or “including without limitation” (as applicable); and

1.35.
For the avoidance of doubt, the foregoing events in this paragraph 1 above represent  events that in the opinion of the board of directors are to be expected in the light of the Company’s actual activities on the date of the Exemption and Indemnification Agreement with you to which this Appendix A forms an integral part.

2.	The total amount of indemnification for each case (including all matters connected therewith), shall not exceed US $10,000,000 (in addition to any amounts paid under an insurance coverage).

EXHIBIT 3

Exemption and Indemnification Agreement

Date:

To:

Whereas:
It is in the best interest of Taro Pharmaceutical Industries Ltd. (the “Company”) to attract and retain the most capable and talented persons as directors, officers and/or employees and to provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

Whereas:
You are or have been appointed a director, officer and/or employee of the Company or a Subsidiary (as defined below), and in order to ensure your continuing service with the Company or a Subsidiary, as applicable, in the most effective manner, the Company desires to provide for your exemption and indemnification to the fullest extent permitted by law and subject to the terms hereof,

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Exemption

1.1
Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability for any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

1.2	This exemption shall not be valid to the extent that:

	1.2.1	You receive payment under an insurance policy with respect to such breach; or

	1.2.2	You receive indemnification pursuant to the provisions of this Agreement.

2.	Indemnification

2.1
Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 below, imposed on or incurred by you in consequence of an act or omission to act in your capacity as director, officer and/or employee of the Company (“Indemnifiable Liabilities”), provided that the Company’s undertaking with respect to obligations specified in Section 2.1.1 below shall be limited to the types of events and the amount specified in Appendix “A” hereto.

	2.1.1	Any monetary obligation imposed on or incurred by you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

Exhibit 3 - Page 2

2.1.2
All reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of criminal intent; and

2.1.3
All reasonable litigation expenses, including  professional legal fees, incurred by you due to an investigation or a proceeding instituted against you by an authority competent to administer such an investigation or proceeding that was “finalized without the filing of an indictment” (as defined in the Companies Law – 1999) against you “without any financial obligation imposed in lieu of criminal proceedings” (as defined in the Companies Law – 1999), or an investigation or proceeding that was finalized “without the filing of an indictment” against you with a “financial obligation imposed in lieu of criminal proceedings” of an offence which does not require proof of criminal intent.

The above shall also apply to any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 above imposed on you in consequence of your service as a director, officer or employee of a subsidiary of the company (as defined in the Securities Law - 1968) (“Subsidiary”) or in consequence of your service as director in an affiliated company (“Chevra Mesunefet”) (as defined in the Securities Law - 1968) (“Affiliate”).

2.2	The Company will not indemnify you for any Indemnifiable Liabilities to the extent that you receive payment under an insurance policy or another indemnification agreement.

2.3
If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you (“Legal Proceedings”), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings.

2.4
If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company upon the Company’s first request, and in accordance with the payment terms the Company determines.

2.5	Notices and Defence Against Suits

2.5.1
You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

2.5.2
The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

	2.5.3	You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to,

Exhibit 3 - Page 3

the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto.

	2.5.4	If the Company has notified you that it shall assume your defence with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

	2.5.5	The Company shall have the right to settle or refer to arbitration any or all Legal Proceedings.

2.5.6
Notwithstanding the aforesaid, the Company shall not have the right to settle without your prior written consent, which consent shall not be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

2.5.7
The Company will have no liability or obligation to indemnify you if you enter into a settlement or initiation of arbitration proceedings without the Company’s prior written consent, which consent shall not be unreasonably withheld.

2.6
The Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1, 2.1.2 and 2.1.3 above, without limitation to the types of events and the amount specified in Appendix “A”.

2.7	Validity

2.7.1
The Company’s obligations hereunder will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your action or omission to act during your office/employment.

2.7.2
The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

2.8	This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours,

Taro Pharmaceutical Industries Ltd.

By:
Name:
Title:

Accepted and agreed to as of the date first written above:

Name:
Title:

Exhibit 3 - Page 4

Appendix “A”

1.	The Company’s obligation to indemnify you is limited to the following:

	1.1.	Actions in connection with the management of the Company's, its Subsidiaries' and/or Affiliates' affairs, in the ordinary course of business;

1.2.
Matters connected with the financing of or investments by the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as a director, officer and/or employee thereof, whether before or after the investment is made;

	1.3.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

	1.4.	Actions in connection with the sale or proposed sale of the operations and/or business and/or assets, or part thereof, of the Company, a Subsidiary and/or an Affiliate thereof;

1.5.
Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof, and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers;

	1.6.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not;

	1.7.	Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates;

1.8.
Actions in the areas of research and development, manufacture, quality control, storage, logistics, license, labeling, marketing, distribution and sale of products, including existing and potential generic and brand name pharmaceutical products, of the Company, a Subsidiary and/or an Affiliate thereof, including clinical trials and other clinical testing, applications and reports to, and other interface with, all federal, state, local and other regulatory authorities, whether within, or outside of, the United States, including the United States Food and Drug Administration and the United States Drug Enforcement Administration (“the Health Regulatory Authorities”), in connection with same;

1.9.
Actions in the areas of product liability, other personal and/or bodily injury and/or property damage to business or personal property through any act attributed to the Company, a Subsidiary and/or an Affiliate thereof, or their respective directors, other officeholders, employees, agents or other persons acting or allegedly acting on behalf of any of the foregoing, including with respect to products not manufactured but distributed, marketed or sold by the Company, a Subsidiary and/or an Affiliate thereof;

Exhibit 3 - Page 5

1.10.
Actions with respect to any attribute of a product, including the dosage form, strength, route of administration, quality, performance characteristics and intended use of the pharmaceutical drug and cosmetic products (including any ingredients thereof), and/or quality, performance characteristics and intended use of medical devices, of the Company, a Subsidiary or an Affiliate thereof, whether before or after approval of such products by the Health Regulatory Authorities;

1.11.
Actions relating to any agreement, arrangement or transaction, including, without limitation, sales, licenses, transfers, purchases of, and/or undertakings with respect to, assets, rights, obligations, operating functions and securities, between any person, including any customer, supplier, contractor, shareholder, partner and/or investor, and the Company, a Subsidiary and/or an Affiliate thereof, including relating to the negotiation and/or performance and/or termination of such agreement, arrangement or transaction, all actions and documentation ancillary thereto, representations or inducements provided in connection therewith or otherwise as well as compliance with same;

1.12.
Actions relating to any loan, credit, bond and other finance agreements and indentures, whether secured or unsecured, and whether the indebtedness thereunder is publicly or privately held, to which the Company and a Subsidiary and/or an Affiliate thereof are parties, including compliance with financial, reporting and other covenants and provisions thereof;

1.13.
Actions in the areas of regulatory and governmental licenses, permits, grants, authorizations and requirements in any jurisdiction affecting the Company, a Subsidiary and/or an Affiliate thereof, including with respect to the areas of environment, competition, industrial safety, import, export, health and privacy, as well as Israeli Investment Centre and Office of Chief Scientist grants and incentives and those of any other private or governmental investment granting organization;

1.14.
Actions in the area of the offering of debt and/or equity securities by the Company and/or a shareholder to the public and/or to private investors or the offer by the Company or a third party to purchase debt and/or equity securities from the public and/or from private investors or other holders pursuant to prospectuses, agreements, notices, reports, tenders and/or other actions or proceedings, including recapitalizations, the issuance of bonus shares and other actions related to the capital of the Company;

1.15.
Actions pertaining to the Company’s status as a public company and to its securities being publicly traded, whether or not such securities are listed for, or have been delisted from, trading on a stock exchange, including in connection with reporting and disclosure requirements, including with respect to providing guidance regarding future performance;

1.16.
Actions in connection with financial statements of the Company and/or its Subsidiaries and/or an Affiliate thereof, whether consolidated or unconsolidated, audited and unaudited, restated or not restated, external and internal financial reports and reporting systems and accounting and audit policies, including the preparation and/or approval and/or signature and/or presentation of such financial statements and/or reports to the General Meeting of the Company and/or to stock

Exhibit 3 - Page 6

exchanges on which the Company’s securities are listed and/or to government agencies, including the United States Securities and Exchange Commission and/or the Israeli Securities Authority;

1.17.
Actions with respect to financial and accounting controls of the Company and/or its Subsidiaries and/or an Affiliate thereof, including significant deficiencies and/or material weaknesses in, and/or failure to maintain adequate, internal accounting controls, including internal controls over financial reporting;

1.18.
Actions in connection with any non-disclosure and/or failure to disclose or file any type of information within the period prescribed therefor by law, the Company’s Articles of Association or otherwise and/or any misstatement or misrepresentation of fact (whether contained in any representation, opinion, prospectus, financial statement, filing and/or notice) to any third party, including income tax, value added tax, social security, national insurance, local, municipal, environmental protection and/or securities authorities, insurers, the Israeli tax authorities, the Israeli Investment Centre and Office of the Chief Scientist, the Israeli Registrar of Companies, any stock exchange on which the Company’s securities are registered, the Company’s security holders and any other governmental entities or other institutions, including with respect to adverse event reporting requirements;

1.19.
Actions in connection with intellectual property of, or licensed by or to, the Company, a Subsidiary or an Affiliate thereof, including assertion of rights, registration or other protection thereof, licensing, distribution and research and development with respect thereto, including all patent and trade mark office prosecutions and other administrative and legal proceedings in connection with same;

1.20.
Actions in connection with infringement and/or invalidity of intellectual property rights, whether of the Company, a Subsidiary or an Affiliate thereof or of others, including correspondence and other actions in connection therewith and all patent and trademark office oppositions and other administrative and legal proceedings in connection with same, including vis-à-vis counterfeiting of products;

1.21.
Actions in connection with risk management with respect to the Company, its Subsidiaries and/or Affiliates, including in connection with negotiation of, and application for, insurance policies of all kinds, self-insurance and other interest, currency and/or credit default swap and other hedging transactions, including instances of under-or over-insurance and/or insurer denial and/or limitation of insurance coverage;

1.22.
Actions in connection with the investments of funds of the Company, a Subsidiary or an Affiliate thereof and/or of pension, profit sharing, provident (kupat gemel), deferred compensation, severance or study funds (keren hishtalmut) or other funds for the benefit of the employees of any of the Company, a Subsidiary and/or an Affiliate thereof;

1.23.
Actions in connection with expressions, statements and decisions made, and/or resolutions adopted, by directors and other office holders of the Company, a Subsidiary and/or an Affiliate thereof in their capacity as such, including within the context of meetings of the board of directors and of any of its committees or management meetings, and claims with respect to the effect of such statements, decisions and/or resolutions,

Exhibit 3 - Page 7

including claims for libel and/or slander and/or claims to invalidate any such decisions and/or resolutions;

1.24.
Actions in connection with the use, discharge, release or disposal by the Company, a Subsidiary and/or an Affiliate thereof, or by any employee, agent, contractor or other person acting, or allegedly acting, on behalf of any of the foregoing, of hazardous and other materials (including noise) that, and/or have the potential to, harm the environment and/or to pose a danger to public health and/or constitute any kind of nuisance, whether any such harm, danger or nuisance is immediate or long-term, including all administrative and legal proceedings in connection with same;

1.25.
Actions in connection with the payment of taxes, customs duties, social security, national insurance and similar mandatory payments (collectively, “Taxes”) by, or on behalf of, the Company, a Subsidiary and/or an Affiliate thereof, including the withholding and collection from third parties, including suppliers, employees, contractors, consultants or freelancers, of the amount of Taxes required to be withheld or collected therefrom and the payment of same to the proper governmental entity, including the Israeli Tax authorities and the United States Internal Revenue Service;

1.26.
Actions in connection with the transfer, sale, acquisition or leasing of assets by, or on behalf of, the Company, a Subsidiary and/or an Affiliate thereof, including real property and/or any and all rights therein, and all matters relating to the planning, construction, renovation and/or maintenance thereof, including obtaining and maintaining applicable approvals and permits;

1.27.
Actions affecting the Company, a Subsidiary and/or an Affiliate thereof in the areas of restrictive trade practices, anti-trust, mergers, acquisitions, competition, including all administrative and legal proceedings regarding same;

1.28.
Actions surrounding the loss by the Company, a Subsidiary and/or an Affiliate thereof of, or delays in benefiting from any, acquisition synergies, concessions, brands, exclusivity rights, manufacturing, distribution and/or marketing rights, including failure to meet deadlines with respect to the marketing of products so as to establish or maintain marketing exclusivity for such product and the closing down of any portion of the business and/or operations of the Company, a Subsidiary and/or an Affiliate thereof;

1.29.
Actions surrounding the political, economic and security conditions in Israel as such may affect the Company’s principal offices and significant manufacturing and research and development facilities, including the possibility of terrorist or hostile military action that materially harms the business of the Company, a Subsidiary and/or an Affiliate thereof;

1.30.	Actions in connection with the Memorandum and/or Articles of Association of the Company, a Subsidiary and/or an Affiliate thereof;

1.31.	Actions in connection with distributions, as defined in the Israeli Companies Law, 5759-1999 (“the Companies Law”), of the Company, a Subsidiary and/or an Affiliate thereof;

Exhibit 3 - Page 8

1.32.
Actions taken by the board of directors with respect to tender offers, including special purchase offers, as defined under the Companies Law, to shareholders of the Company, including with respect to opinions given by the board of directors, and/or opinions the board of directors abstains from providing, pursuant to the Companies Law;

1.33.
Actions, claims and proceedings, including class actions brought with respect to any of the foregoing events in this paragraph 1 above, whether or not such actions, claims and proceedings are covered by insurance, including all pending actions, claims and proceedings to which the Company, a Subsidiary and/or an Affiliate thereof is a party and to which you are a party or to which you become a party;

1.34.
Any and all references in this paragraph 1 above to (a) “Actions” or “actions” shall be construed to include omissions and/or oral and/or written statements (whether such actions and/or statements (and/or omissions) occur within, and/or outside of, Israel); (b) “Actions” or “actions” taken by the board of directors of the Company shall be construed to include “Actions” or “actions” taken by any committee thereof;  and (c) “includes” or “including” shall be construed as “includes without limitation” or “including without limitation” (as applicable); and

1.35.
For the avoidance of doubt, the foregoing events in this paragraph 1 above represent  events that in the opinion of the board of directors are to be expected in the light of the Company’s actual activities on the date of the Exemption and Indemnification Agreement with you to which this Appendix A forms an integral part.

2.	The total amount of indemnification for each case (including all matters connected therewith), shall not exceed US $10,000,000 (in addition to any amounts paid under an insurance coverage).